SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ORDINARY GENERAL MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS summoned the Shareholders to the Ordinary General Meeting held on March 31, 2005, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), which deliberated upon and approved the following agenda items:

I.	Management Report, Financial Statements and Fiscal Council’s Opinion for the fiscal year 2004;

II.	Capital Expenditure Budget for fiscal year 2005, as follows in R$:

Direct investments	18.049.662.748
Project Finance	1.472.993.433
Capital increases in subsidiaries and other companies	1.112.136.421

2005 capital expenditures budget	20.634.792.602

Direct investments	14.349.662.748
Capital increases	1.112.136.421

Own resources	15.461.799.169

Direct investments	3.700.000.000
Project finance	1.472.993.433

Third party resources	5.172.993.433

Out of total direct investments, 69% will be used in the Oil and Natural Gas Supply Program, 10% for Oil Refining, 5% for Oil and Oil Products’ Pipeline Transportation, 3% for “Brasil Gás” Program, 4% for Research and Technological Development and 9% for other budget-related programs..

III.	Distribution of results for the fiscal year 2004 in the form that if follows:

(million R$) 2004
Destination Net profits of fiscal year	17.754.171
( - ) Legal reserve	(887.708)
( + ) Reversions	12.096
Adjustments of previous fiscal years
Reserve re-evaluation	12.096
(-) Adjusted net profits	16.878.559
Suggested Dividend – 29,85% R$ 4,60/share
(29,65% in 2003, R$ 5,15/share)	5.044.074
Interests on own capital	4.386.151
Dividend	657.923
Profits retention reserve	11.670.003
Statutory reserve	164.481

Difference	12.097
IV.	Election of the following as Members of the Board of Directors, Fiscal Council and their respective substitutes:

BOARD OF DIRECTORS

Representing the Majority Shareholders

Ms. DILMA VANA ROUSSEFF

Mr. ANTONIO PALOCCI FILHO

Mr. JAQUES WAGNER

Mr. JOSÉ EDUARDO DE BARROS DUTRA

Mr. GLEUBER VIEIRA

Mr. ARTHUR ANTONIO SENDAS

Mr. CLAUDIO LUIZ DA SILVA HADDAD

Representing the Minority Ordinary Shareholders

Mr. FABIO COLLETTI BARBOSA

Representing the Preferred Shareholders

Mr. JORGE GERDAU JOHANNPETER

FISCAL COUNCIL

Representing the Majority Shareholders

Mr. MARCUS PEREIRA AUCÉLIO as Member and Mr. EDUARDO COUTINHO GUERRA as deputy.

Mr. TÚLIO LUIZ ZAMIM as Member and Mr. OSVALDO PETERSEN FILHO as deputy.

Ms. DENISE MARIA AYRES DE ABREU as Member and Mr. EDSON FREITAS DE OLIVEIRA as deputy.

Representing the Ordinary Shareholders

Mr. NELSON ROCHA AUGUSTO as Member and Ms. MARIA AUXILIADORA ALVES DA SILVA as deputy.

Representing the Preferred Shareholders

Ms. MARIA LUCIA DE OLIVEIRA FALCÓN as Member and Mr. CELSO BARRETO NETO as deputy.

V.	Election of the Ms. DILMA VANA ROUSSEFF as Chairman of the Administration Board as per art. 18 of the Company’s Bylaws;

VI.

Establishing the global remuneration of the administrators and the effective members of the audit committee at R$ 6.900.000,00 (six million and nine hundred a thousand Real), in the period understood between April of 2005 and March of 2006, iclusive, in the case of the Executive Board, of monthly honorary fees, vacation gratuity, Christmas bonus (13º wage) as well as their participation in the profits pursuant to Articles 41 and 56 of the Company’s Bylaws.

Rio de Janeiro, March 31, 2005.

José Eduardo de Barros Dutra
President of Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.